Exhibit 12.1

LaSalle Hotel Properties

Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Share Dividends

(in thousands, except ratio data)

(unaudited)

	For the year ended December 31,
	2011	2010	2009	2008	2007
		(A)	(B)
Net income (loss) attributable to common shareholders	$12,934	$(24,793)	$(18,770)	$10,630	$61,543
Discontinued operations	(796)	851	(2,412)	(7,444)	(40,853)
Income tax expense (benefit)	7,048	5,075	4,590	(1,017)	1,719
Noncontrolling interests	(1)	(191)	352	5,239	6,369
Equity in earnings of unconsolidated entities	0	0	0	0	(27)
Fixed charges	70,115	63,454	65,042	74,229	74,794
Impairment of investment in hotel property	0	8,427	0	0	0
Amortization of capitalized interest	792	749	743	576	205
Distributions from unconsolidated entities	0	0	3	25	27
Capitalized interest	(459)	(200)	(703)	(3,525)	(4,171)

Earnings	$89,633	$53,372	$48,845	$78,713	$99,606

Fixed Charges
Interest	$38,737	$35,593	$36,956	$46,859	$44,901
Capitalized interest	459	200	703	3,525	4,171
Amort. of discounts and capitalized cost related to indebtness	967	907	995	1,348	1,378
Preference security dividends	29,952	26,754	26,388	22,497	24,344

Total fixed charges and preference security dividends	$70,115	$63,454	$65,042	$74,229	$74,794

Ratio of earnings to combined fixed charges and preferred share dividends	1.28	0.84	0.75	1.06	1.33

(A)	The shortfall of earnings to combined fixed charges and preferred share dividends for the year ended December 31, 2010 was approximately $10,082.
(B)	The shortfall of earnings to combined fixed charges and preferred share dividends for the year ended December 31, 2009 was approximately $16,197.